Archer Aviation Inc,

190 West Tasman Drive

San Jose, California 95134

August 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549
Attn: Jenny O’Shanick

Re: Archer Aviation Inc. – Acceleration Request – Registration Statement on Form S-3 (File No. 333-273996)

Ladies and Gentlemen:

Archer Aviation Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) effective at 4:00 p.m., Eastern Time, on Monday, August 21, 2023, or as soon thereafter as practicable.

The Company hereby authorizes Ran D. Ben-Tzur of Fenwick & West LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Ran D. Ben-Tzur of Fenwick & West LLP, counsel to the Company, at (650) 335-7613.

Very truly yours,
cc:	Ran D. Ben-Tzur Fenwick & West LLP
Archer Aviation Inc.

		By:	/s/ Andy Missan
Andy Missan
Chief Legal Officer